Exhibit 99.1

HEXO Corp. Condensed Interim Consolidated Financial Statements For the three and nine months ended April 30, 2021 and 2020

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements:

1. Description of Business	5
2. Basis of Preparation	5
3. New Accounting Policies and Pronouncements	5
4. Restricted Funds	6
5. Commodity Taxes Recoverable and Other Receivables	6
6. Inventory	6
7. Biological Assets	7
8. Investments in Associates & Joint Ventures	7
9. Long-term Investments	8
10. Property, Plant and Equipment	8
11. Intangible Assets	9
12. Convertible Debenture Receivable	9
13. Warrant Liabilities	9
14. Convertible Debentures	10
15. Lease Liabilities	10
16. Term Loan	11
17. Share Capital	11
18. Common Share Purchase Warrants	12
19. Share-based Compensation	13
20. Net Loss per Share	15
21. Financial Instruments	15
22. Operating Expenses by Nature	17
23. Other Income and Losses	17
24. Related Party Disclosure	18
25. Capital Management	18
26. Commitments and Contingencies	19
27. Fair Value of Financial Instruments	20
28. Non-Controlling Interest	20
29. Revenue from Sale of Goods	21
30. Segmented Information	21
31. Operating Cash Flow	21
32. Comparative Information	22
33. Income Taxes	22
34. Subsequent Events	22

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian Dollars)

As at	Note	April 30, 2021	July 31, 2020
Assets
Current assets
Cash and cash equivalents		$81,038	$184,173
Restricted funds	4	32,551	8,261
Trade receivables		19,049	19,426
Commodity taxes recoverable and other receivables	5	10,202	16,733
Prepaid expenses		4,386	4,606
Inventory	6	95,223	64,933
Biological assets	7	9,222	7,571

		251,671	305,703

Non-current assets
Property, plant and equipment	10	280,183	285,366
Intangible assets	11	16,412	16,008
Convertible debenture receivable	12	20,246	—
Investment in associate and joint ventures	8	73,379	76,306
Lease receivable		3,795	3,865
License and prepaid royalty		—	1,020
Long-term investments	9	4,402	3,209
Prepaid expenses		3,101	1,392

		653,189	692,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities		42,968	32,451
Excise taxes payable		4,315	7,121
Warrant liabilities	13	13,037	3,450
Lease liability	15	4,659	4,772
Term loan	16	—	29,930
Onerous contract	26	4,763	4,763

		69,742	82,487

Non-current liabilities
Lease liability	15	22,566	24,344
Convertible debentures	14	31,951	28,969
Other long-term liabilities		1,805	393

		126,064	136,193

Shareholders’ equity
Share capital	17	1,031,525	1,023,788
Share-based payment reserve	19	66,381	65,746
Warrant reserve	18	93,429	95,617
Contributed surplus		37,386	27,377
Accumulated deficit		(704,978)	(659,231)
Accumulated other comprehensive income		3	—
Non-controlling interest	28	3,379	3,379

		527,125	556,676

		653,189	692,869

Commitments and contingencies (Note 26)
Subsequent events (Note 34)

Approved by the Board of Directors

/s/ Jason Ewart, Director

/s/ Michael Munzar, Director

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

		For the three months ended		For the nine months ended
	Note	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Revenue from sale of goods	29	33,082	30,895	120,059	74,009
Excise taxes		(10,482)	(8,817)	(35,219)	(20,516)

Net revenue from sale of goods		22,600	22,078	84,840	53,493
Ancillary revenue		60	54	168	145

Net revenue		22,660	22,132	85,008	53,638
Cost of goods sold	6,22	18,281	13,530	57,391	76,914

Gross profit/(loss) before fair value adjustments		4,379	8,602	27,617	(23,276)
Realized fair value amounts on inventory sold	6	6,426	9,251	17,619	21,362
Unrealized gain on changes in fair value of biological assets	7	(10,863)	(6,379)	(35,616)	(21,378)

Gross profit/(loss)		8,816	5,730	45,614	(23,260)
Operating expenses
Selling, general and administrative	22	14,822	11,238	39,039	40,833
Marketing and promotion		2,452	2,131	6,682	9,621
Share-based compensation	22	2,715	6,171	10,904	22,237
Research and development		730	1,017	2,901	3,962
Depreciation of property, plant and equipment	10	1,612	1,566	4,369	4,890
Amortization of intangible assets	11	371	341	1,043	3,690
Restructuring costs		336	865	1,721	4,846
Impairment of property, plant and equipment	10	16	220	881	33,004
Impairment of intangible assets	11	—	—	—	106,189
Impairment of goodwill		—	—	—	111,877
Recognition of onerous contract		—	—	—	3,000
Disposal of long-lived assets		—	—	1,294	—
Loss/(gain) on disposal of property, plant and equipment		(19)	3,237	45	3,734
Acquisition and transaction costs		1,871	—	2,307	—

		24,906	26,786	71,186	347,883

Loss from operations		(16,090)	(21,056)	(25,572)	(371,143)

Finance income (expense), net	23	(2,947)	(2,926)	(7,311)	(6,073)
Non-operating income (expense), net	23	(1,674)	4,463	(12,864)	(6,717)

Loss and comprehensive loss attributable to shareholders before tax		(20,711)	(19,519)	(45,747)	(383,933)

Income tax recovery		—	—	—	6,023

Other comprehensive income
Foreign currency translation		3	—	3	—

Net loss and comprehensive loss		(20,708)	(19,519)	(45,744)	(377,910)

Comprehensive loss attributable to:

Shareholders of HEXO Corp.		(20,708)	(19,519)	(45,744)	(377,910)

Non-controlling interest		—	—	—	—

		(20,708)	(19,519)	(45,744)	(377,910)

Net loss per share, basic and diluted		(0.17)	(0.26)	(0.38)	(5.56)

Weighted average number of outstanding shares
Basic and diluted	20	122,397,731	73,852,844	121,749,456	67,936,412

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the nine months ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserve	Contributed surplus	Non-controlling interest	Other comprehensive Income	Accumulated deficit	Shareholders’ equity
Balance at July 31, 2019		64,245,438	799,706	40,315	60,433	—	1,000	—	(112,742)	788,712
April 2020 underwritten offering		14,950,000	25,864	—	20,182	—	—	—	—	46,046
$70m private placement unsecured convertible debentures		—	—	—	—	23,902	—	—	—	23,902
USD$25m registered offering		3,742,516	26,782	—	—	—	—	—	—	26,782
USD$20m registered offering		2,994,012	22,323	—	—	—	—	—	—	22,323
Issuance fees		—	(5,570)	—	—	(27)	—	—	—	(5,597)
Expiry of warrants		—	—	—	(7,141)	7,141	—	—	—	—
Exercise of warrants		17,856	177	—	—	—	—	—	—	177
Exercise of stock options	19	29,133	223	(88)	—	—	—	—	—	135
Expiry of stock options		—	—	(312)	—	312	—	—	—	—
Equity-settled share-based payments	19,22	—	—	27,326	—	—	—	—	—	27,326
Net loss and comprehensive loss		—	—	—	—	—	—	—	(377,910)	(377,910)

Balance at April 30, 2020		85,978,955	869,505	67,241	73,474	31,328	1,000	—	(490,652)	551,896

Balance at July 31, 2020		120,616,441	1,023,788	65,746	95,617	27,377	3,379	—	(659,231)	556,676
June 2020 at the market offering	17	244,875	—	—	—	—	—	—	—	—
Issuance fees		—	(192)	—	—	—	—	—	—	(192)
Exercise of stock options	19	82,083	499	(195)	—	—	—	—	—	304
Expiry of stock options		—	—	(9,507)	—	9,507	—	—	—	—
Exercise of warrants		1,522,139	7,430	—	(2,188)	131	—	—	—	5,373
Expiry of warrants		—	—	—	—	—	—	—	—	—
Equity-settled share-based payments	19,22	—	—	10,337	—	—	—	—	—	10,337
Other comprehensive income		—	—	—	—	—	—	3	—	3
Non-controlling interest	28	—	—	—	—	371	—	—	—	371
Net loss and comprehensive loss		—	—	—	—	—	—	—	(45,747)	(45,747)

Balance at April 30, 2021		122,465,538	1,031,525	66,381	93,429	37,386	3,379	3	(704,978)	527,125

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian Dollars)

For the nine months ended	Note	April 30, 2021	April 30, 2020
Operating activities
Total net loss		$(45,744)	$(377,910)
Items not affecting cash	31	24,102	343,929
Changes in non-cash operating working capital items	31	4,804	(59,650)

Cash used in operating activities		(16,838)	(93,631)

Financing activities
Issuance of common shares		883	104,748
Issuance fees		(192)	(5,773)
Proceeds from the exercise of stock options	19	304	135
Proceeds from the exercise of warrants	18	5,373	71
Payments on term loan	16	(30,625)	(2,625)
Lease payments	15	(3,476)	(3,196)
Issuance of unsecured convertible debentures	14	—	70,000
Interest paid on unsecured convertible debentures	14	(2,409)	(1,804)

Cash used financing activities		(30,142)	161,556

Investing activities
Settlement of short-term investments		—	24,726
Proceeds from sale of investments		—	8,258
Restricted cash	4	(24,290)	4,967
Issuance of convertible debenture receivable	12	(19,500)	—
Proceeds from sale of property, plant and equipment		102	716
Acquisition of property, plant and equipment		(8,045)	(95,998)
Purchase of intangible assets		(1,447)	(617)
Investment in associate and joint ventures	8	(2,975)	(29,220)

Cash used in investing activities		(56,155)	(87,168)

Cash used		(103,135)	(19,243)
Cash and cash equivalents, beginning of period		184,173	113,568

Cash and cash equivalents, end of period		81,038	94,325

Supplemental cashflow information in Note 31.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the three and nine months ended April 30, 2021 and 2020

(Unaudited, expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (the “Company”), is a publicly traded corporation, incorporated in Ontario. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. Its head office is located at 3000 Solandt Road Ottawa, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the trading symbol “HEXO”.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non- essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. These measures are continuously monitored and modified by the applicable governmental authorities in Canada and remained in effect as at April 30, 2021. The production and sale of cannabis in Canada was deemed an essential service throughout the three and nine months ended April 30, 2021.

The Company regularly monitors the impact of the ongoing pandemic on all aspects of its business and operations and as of April 30, 2021, we have not observed any material changes.

2. Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRS”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the amended and restated annual consolidated financial statements of the Company for the year ended July 31, 2020, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the annual consolidated financial statements for the year ended July 31, 2020.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on June 14, 2021.

3. New Accounting Policies and Pronouncements

New Accounting Policy

CAPTIVE INSURANCE

Insurance coverage for the Company’s directors and officers has been secured through a Captive Cell program (“the Captive Program”). The Captive Program was effected by entering into a participation agreement with a registered insurer for the purposes of holding and managing the Company’s coverage funds through a separate cell account (the “Cell Captive”). The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. Currently the Captive Program funds are held as cash in the Cell Captive with the possibility of reinvestment into short-term investments and/or marketable securities in the future. As the funds cannot be transferred to other parts of the group without providing 6 month notice, the funds are disclosed as Restricted cash. The Company recognizes gains and losses from, interest, foreign exchange activity and/or fair market value adjustments through the Statement of Loss and Comprehensive Loss.

New Accounting Procurement Not Yet Effective

AMENDMENTS TO IAS 37: ONEROUS CONTRACTS AND THE COST OF FULFILLING A CONTRACT

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

4. Restricted Funds

	April 30, 2021	July 31, 2020
	$	$
Debt service reserve account – term loan (Note 16)	—	8,191
Letters of credit, collateral and guarantees for purchases	2,552	70
Captive insurance	29,999	—

Total	32,551	8,261

5. Commodity Taxes Recoverable and Other Receivables

	April 30, 2021	July 31, 2020
Commodity taxes recoverable	$3,167	$12,821
Lease receivable – current[1]	630	630
Other receivables	6,405	3,282

Total	$10,202	$16,733

[1]	A related party capital lease receivable related to Truss Limited Partnership (Note 24).

6. Inventory

	As at April 30, 2021
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$46,707	$28,309	$75,016
Purchased dried cannabis	1,666	—	1,666
Extracts	10,688	96	10,784
Purchased extracts	856	—	856
Hemp derived distillate	49	—	49
Packaging and supplies	6,852	—	6,852

	$66,818	$28,405	$95,223

	As at July 31, 2020
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$29,702	$16,981	$46,683
Purchased dried cannabis	1,956	—	1,956
Extracts	4,828	385	5,213
Purchased extracts	5,977	—	5,977
Hemp derived distillate	566	—	566
Packaging and supplies	4,538	—	4,538

	$47,567	$17,366	$64,933

Capitalized costs relating to inventory expensed and included in Cost of goods sold were $17,654 and $57,934 for the three and nine months ended April 30, 2021, respectively (April 30, 2020 – $13,349 and $34,765). The unrealized fair value gain on biological asset fair value adjustments on the consolidated statement of loss for the three and nine months ended April 30, 2021 were $10,863 and $35,616, respectively (April 30, 2020 – $6,379 and $21,378). The realized fair value amounts on inventory sold on the consolidated statement of loss was $6,426 and $17,619 for the three and nine months ended April 30, 2021, respectively (April 30, 2020 – $9,251 and $21,362). During the three and nine months ended April 30, 2021, the Company reversed certain prior period inventory write downs of $nil and $1,543, respectively (April 30, 2020 – $nil and $nil) recorded in costs of sales on the consolidated statement of loss and $nil and $688 (April 30, 2020 – $nil and $nil) of fair value recorded in fair value amounts on inventory sold.

Total share-based compensation capitalized to inventory in the nine months ended April 30, 2021 was $1,283 (April 30, 2020 –$5,089). Total depreciation capitalized to inventory in the nine months ended April 30, 2021 was $10,850 (April 30, 2020 – $8,221).

7. Biological Assets

The Company’s biological assets consist of cannabis plants throughout the growth cycle, from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets are as follows:

	For the nine months ended April 30, 2021	For the year ended July 31, 2020
	$	$
Balance, beginning of year	7,571	7,371
Production costs capitalized	23,819	38,638
Net increase in fair value due to biological transformation and estimates	35,616	29,356
Transferred to inventory upon harvest	(57,784)	(67,131)
Disposal of biological assets	—	(663)

Balance, end of period	9,222	7,571

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at the point of harvest is adjusted based on the stage of growth at period-end.

The significant estimates used in determining the fair value of cannabis plants are as follows:

•	yield per plant;

•

stage of growth percentage estimated as costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth.

•	fair value selling price per gram less cost to complete and cost to sell.

•	destruction/wastage of plants during the harvesting and processing process.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
Unobservable inputs	April 30, 2021	July 31, 2020	April 30, 2021	July 31, 2020
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant.	$2.81 per dried gram	$3.23 per dried gram	$746	$550
Yield per plant Derived from historical harvest cycle results on a per strain basis.	80 – 113 grams per plant	46 – 135 grams per plant	$746	$376
Stage of growth Derived from the estimates of stage of completion within the harvest cycle.	Average of 50% completion	Average of 43% completion	$460	$376
Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle.	0%–21% dependent upon the stage within the harvest cycle	0%–21% dependent upon the stage within the harvest cycle	No material variance	No material variance

8. Investments in Associates & Joint Ventures

	For the nine months ended April 30, 2021			For the year ended July 31, 2020
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening Balance	74,966	1,340	76,306	51,786	1,063	52,849
Cash contributed to investment	2,975	—	2,975	29,155	1,231	30,386
Capitalized transaction costs	—	—	—	—	109	109
Share of net (loss)	(5,638)	(264)	(5,902)	(5,975)	(356)	(6,331)
Impairment	—	—	—	—	(707)	(707)

Ending Balance	72,303	1,076	73,379	74,966	1,340	76,306

Truss LP

The Truss Limited Partnership (“Truss LP”) is a joint arrangement between the Company and Molson Coors Canada (the “Partner”) and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and representing the remaining 42.5%. Truss is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages (Note 24). During the nine months ended April 30, 2021 the Company contributed $2,975 of additional capital to Truss as required under the shareholders agreement.

9. Long-term Investments

	Units	Fair value July 31, 2020	Divestiture	Change in fair value	Fair value April 30, 2021
		$	$	$	$
Level 1 Investments
Fire and Flower common shares	1,319,377	1,292	—	171	1,463
Inner Spirit common shares	8,994,500	1,260	—	1,033	2,293
Other long-term investments	n/a	517	(11)	—	506
Level 3 Investments
Segra International Corp.	400,000	140	—	—	140

Total		3,209	(11)	1,204	4,402

10. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2019	5,339	150,834	627	42,029	10,368	57,550	—	266,747
Additions	—	24,432	1,395	14,969	9,404	66,246	24,405	140,851
Disposals	(3,683)	(18,260)	—	(13,402)	(909)	(5,428)	—	(41,682)
Transfers	—	7,943	22,417	(10,135)	8	(20,233)	—	—

At July 31, 2020	1,656	164,949	24,439	33,461	18,871	98,135	24,405	365,916

Additions	—	873	63	2,014	234	7,978	—	11,162
Disposals	—	(5)	—	(51)	—	—	(1,055)	(1,111)
Transfers	—	3,929	15,685	764	888	(21,089)	—	177

At April 30, 2021	1,656	169,746	40,187	36,188	19,993	85,024	23,350	376,144

Accumulated depreciation and impairments
At July 31, 2019	—	4,392	130	2,216	1,216	—	—	7,954
Depreciation	—	7,395	879	3,702	3,562	—	2,522	18,060
Transfers	—	—	—	271	(271)	—	—	—
Disposals	—	(17,081)	—	(7,435)	(366)	—	—	(24,882)
Impairments	307	19,006	—	9,937	—	48,990	1,178	79,418

At July 31, 2020	307	13,712	1,009	8,691	4,141	48,990	3,700	80,550

Depreciation	—	5,529	1,525	3,481	2,865	—	1,819	15,219
Transfers	—	454	(16)	27	(190)	—	—	275
Disposals	—	—	—	—	—	—	(964)	(964)
Impairments	—	—	85	(20)	61	(6)	761	881

At April 30, 2021	307	19,695	2,603	12,179	6,877	48,984	5,316	95,961

Net book value
At July 31, 2019	5,339	146,442	497	39,813	9,152	57,550	—	258,793
At July 31, 2020	1,349	151,237	23,430	24,770	14,730	49,145	20,705	285,366

At April 30, 2021	1,349	150,051	37,584	24,009	13,116	36,040	18,034	280,183

In the nine months ended April 30, 2021, the Company capitalized $10,850 (July 31, 2020 — $11,988) of depreciation to inventory. During the three and nine months ended April 30, 2021, depreciation expensed to the consolidated statement of loss and comprehensive loss was $1,612 and $4,369 (April 30, 2020 — $1,566 and $4,890).

Capitalized borrowing costs to buildings in the nine months ended April 30, 2021 were $1,269 (July 31, 2020 — $2,385) at an average interest rate of 5.6% (July 31, 2020 — 7.22%).

11. Intangible Assets

Cost	Cultivating and processing license	Brand	Software	Domain names	Patents	Total
	$	$	$	$	$	$
At July 31, 2019	116,433	8,440	3,558	585	1,231	130,247
Additions	—	—	702	—	875	1,577
Disposals	—	—	(550)	—	(173)	(723)

At July 31, 2020	116,433	8,440	3,710	585	1,933	131,101
Additions	—	—	896	—	551	1,447
Disposals	—	—	(872)	—	—	(872)

At April 30, 2021	116,433	8,440	3,734	585	2,484	131,676

Accumulated amortization
At July 31, 2019	1,601	—	1,269	66	29	2,965
Amortization	3,167	—	697	59	16	3,939
Impairment	106,189	2,000	—	—	—	108,189

At July 31, 2020	110,957	2,000	1,966	125	45	115,093
Amortization	384	—	521	44	94	1,043
Disposals	—	—	(872)	—	—	(872)

At April 30, 2021	111,341	2,000	1,615	169	139	115,264

Net book value
At July 31, 2019	114,832	8,440	2,289	519	1,202	127,282
At July 31, 2020	5,476	6,440	1,744	460	1,888	16,008

At April 30, 2021	5,092	6,440	2,119	416	2,345	16,412

Research and development expenses in the three and nine months ended April 30, 2021 were $730 and $2,901, respectively (April 30, 2020 - $1,017 and $3,962, respectively).

12. Convertible Debenture Receivable

On February 15, 2021 Zenabis entered into an agreement with HEXO for the issuance of an unsecured convertible debenture to the Company in a principal amount of $19,500. On this date, HEXO advanced Zenabis $12,500 in cash and converted the previous supply prepayment of $7,000 to a convertible debenture receivable. The debenture is convertible into common shares of Zenabis at a conversion price equal to the 5-day volume weighted average price (“VWAP”) of the Zenabis common shares on TSX for the five trading days prior to the date of conversion. The debenture may be prepaid by Zenabis, at its option and without penalty or premium. The unsecured convertible debenture bears interest at a rate of 8% per annum and matures on February 15, 2023.

Upon initial recognition of the $19,500 face value convertible debenture receivable (Level 2) on February 16, 2021, the fair value was derived using the calculated 5-day VWAP of $0.1724 and the closing market price of $0.18. The estimated fair value upon recognition was $20,360.

The fair value of the convertible debenture receivable as at April 30, 2021 was estimated using the calculated 5-day VWAP of $0.1174 and the closing market price of $0.12. The estimated fair value as at April 30, 2021 was $20,246. The gain on revaluation of the instrument was $434.

13. Warrant Liabilities

	USD$25,000 Registered Direct Offering	USD$20,000 Registered Direct Offering	Total
	$	$	$
Balance as at July 31, 2020	1,917	1,533	3,450
Loss on revaluation of financial instruments	5,326	4,261	9,587

Balance as at April 30, 2021	7,243	5,794	13,037

The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

The warrant liabilities were revalued on April 30, 2021 using the Black-Scholes-Merton option pricing model (Level 2) using the following assumptions:

•	stock price of USD$6.70;

•	expected life of 2.5 years;

•	$nil dividends;

•	96.54% volatility based upon historical data;

•	risk-free interest rate of 0.29%; and

•	USD/CAD exchange rate of 1.2285.

USD$20,000 Registered Direct Offering – Warrants

On April 30, 2021 the Company had 1,497,007 common share purchase warrants outstanding (Note 18) with an exercise price of USD$9.80 per share with a five year-term.

The loss/(gain) on the revaluation of the warrant liability during the three and nine months ended April 30, 2021 was $170 and $4,261, respectively (April 30, 2020 – ($4,261) and ($3,071), respectively) which is recorded in Other income and losses on the consolidated statements of loss and comprehensive loss.

USD$25,000 Registered Direct Offering – Warrants

On April 30th, 2021 the Company had 1,871,259 common share purchase warrants outstanding (Note 18) with an exercise price of USD$9.80 per share with a five year- term.

The loss/(gain) on the revaluation of the warrant liability during the three and nine months ended April 30, 2021 was $212 and $5,326, respectively (April 30, 2020 – ($2,752) and ($4,508), respectively) which is recorded in Other income and losses on the consolidated statements of loss and comprehensive loss.

14. Convertible Debentures

Balance as at July 31, 2020	$28,969
Interest expense	5,391
Interest paid	(2,409)

Balance as at April 30, 2021	$31,951

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $30.00 for any 15 consecutive trading days.

The Company had the option to at any time on or before December 4, 2020, to repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest. Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $0.80 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. market prices (the “VWAP”) preceding the announcement. The VWAP unitized data from both the TSX and NYSE. Each Conversion Unit will provide the holder one common share and one half common share purchase warrant (with an exercise price of $4.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase June 30, 2020. During phases one and two, $23,595 principal amount, or approximately 34%, and $6,265 principal amount, or approximately 9% of the Debentures were converted under the Early Conversion Price into 7,373,438 and 1,957,813 common shares and 3,686,719 and 978,906 common share purchase warrants of HEXO Corp, respectively.

On April 30, 2021, there remains $40,140 in principal debentures, the net present value of the debt was $26,600 and the remaining balance of $13,540, was allocated to the conversion feature.

The accrued and unpaid interest as at April 30, 2020 was $483.

15. Lease Liabilities

The following is a continuity schedule of lease liabilities for the nine months ended April 30, 2021:

$
Balance as at July 31, 2020	29,116
Lease disposals	(789)
Lease payments	(3,476)
Interest expense on lease liabilities	2,374

Balance as at April 30, 2021	27,225

Current portion	4,659

Long-term portion	22,566

The Company’s leases consist of administrative real estate leases and a production real estate property. Effective August 1, 2020, the Company exited two real estate leases and the corresponding liability was written off for a realized a gain $181 recognized in Other income and losses on the consolidated statements of loss. The Company expensed variable lease payments of $815 and $2,412, respectively for the three and nine months ended April 30, 2021 (April 30, 2020 – $895 and $2,818, respectively).

The following table is the Company’s lease obligations over the next five fiscal years and thereafter as at April 30, 2021:

Fiscal year	2021	2022 – 2023	2024 – 2025	Thereafter	Total
	$	$	$	$	$
Lease obligations	1,143	9,186	8,749	31,082	50,160

16. Term Loan

Term Loan

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan (“Term Loan”) and up to a $15,000 in a revolving credit facility which is limited to the Company’s working capital assets available to support funded balances. The credit facility had a maturity date of February 14, 2022 and was secured against the Company’s property, plant and equipment. The Company was to repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347.

Under the terms of the credit facility the Company was able to repay the loan without penalty, at any time and did so, in full, on April 30, 2021.

On July 31, 2020 the Company was not in compliance with an administrative banking covenant which mandated that the Company does not utilize a Canadian dollar operating bank account with any institution other than the Lenders. The Company was subject to the covenant 90 days after entering the syndicated credit facility on February 14, 2019. The Company received an amendment on October 29, 2020 allowing it to rectify this administrative breach by April 27, 2021. Due to the amendment being received after July 31, 2020 and within the three months ended October 31, 2020 the Company classified its Term Loan as a current liability on July 31, 2020. On April 30, 2021, the Company repaid the credit facility in full and therefore is no longer subject to the credit facilities financial or administrative covenants. The credit facility has therefore been terminated and is no longer available to the Company.

In the nine months ended April 30, 2021, total interest expenses were $990 (April 30, 2020 - $567) and total interest capitalized was $419 (April 30, 2020 - $752). The non- cash interest expense relating to the amortization of deferred financing costs was $793 for the nine months ended April 30, 2021 (April 30, 2020 - $364).

The following table illustrates the continuity schedule of the term loan as at April 30, 2021 and July 31, 2020:

	April 30, 2021	July 31, 2020
	$	$
Term loan
Opening balance	30,625	34,125
Repayments	(30,625)	(3,500)

Ending balance	—	30,625

Deferred financing costs	$	$
Opening balance	(695)	(751)
Additions	(98)	(445)
Amortization of deferred finance costs	793	501

Ending balance	—	(695)

Total term loan	—	29,930

Current portion	—	29,930

Long-term portion	—	—

17. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Consolidation Announcement

The Company finalized the share consolidation on the basis of four pre-consolidation common shares for one post-consolidation common share (4:1) by way of shareholder approval at the annual and special meeting of shareholders held December 11, 2020 (the “Consolidation”). The Consolidation was effected by the filing of articles of amendment to the Company’s articles under the Business Corporations Act (Ontario) on December 18, 2020. The purpose of the proposed share consolidation is to increase the Company’s common share price to regain compliance with the USD$1.00 minimum share price continued listing standard of the New York Stock Exchange.

All balances of common shares, common share purchase warrants, stock options and restricted share units herein are reflective of the Consolidation.

(c) Issued and Outstanding

As at April 30, 2021, a total of 122,465,538 (July 31, 2020 – 120,616,441) common shares were issued and outstanding. No special shares have been issued or are outstanding.

			Number of shares	Share Capital
Balance at July 31, 2020			120,616,441	$1,023,788
June 2020 at the market offering	(i	)	244,875	—
Exercise of warrants			1,522,139	7,430
Exercise of stock options			82,083	499
Issuance fees			—	(192)

Balance at April 30, 2021			122,465,538	$1,031,525

(i)	June 2020 At-the-market (“ATM”) Offering

On June 16, 2020, the Company established an ATM equity program allowing the Company to issue up to $34,500 (or its U.S. dollar equivalent) of common shares to the public. The common shares sold through the ATM program were sold through the TSX, the NYSE and other marketplaces on which the common shares were listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The program closed on July 31, 2020 and a total of approximately $34,551 (after foreign exchange gains) was generated through the issuance of 8,235,620 common shares in the year ended July 31, 2020. On July 31, 2020 a receivable of $883 remained for irrevocable sales which occurred prior to year end and subsequently settled on August 5, 2020, at which time the remaining 244,875 shares were issued.

18. Common Share Purchase Warrants

The following table summarizes warrant activity during the nine months ended April 30, 2021 and year ended July 31, 2020.

	April 30, 2021		July 31, 2020
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[1]	warrants	exercise price[1]
Outstanding, beginning of year	33,379,408	$7.60	7,396,359	$39.80
Expired	(97,123)	3.92	(3,889,871)	49.00
Issued	—	—	30,976,389	4.96
Exercised	(1,522,139)	3.85	(1,103,469)	3.88

Outstanding, end of year	31,760,146	$7.66	33,379,408	$7.60

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

The 97,123 expired and cancelled warrants during the nine months ended April 30, 2021 were due to cashless exercises of the Company’s April 2020 and May 2020 warrants. In lieu of cash equal to the number of warrants exercised multiplied by the exercise price, the warrant holder forgoes the corresponding number of warrants which are effectively cancelled.

The following is a consolidated summary of warrants outstanding as at April 30, 2021 and July 31, 2020.

	April 30, 2021			July 31, 2020
	Number outstanding	Book value		Number outstanding	Book value
Classified as Equity		$			$
June 2019 financing warrants
Exercise price of $63.16 expiring June 19, 2023	546,135		10,022	546,135		10,022
April 2020 underwritten public offering warrants
Exercise price of $3.84 expiring April 13, 2025	12,459,750		16,821	14,004,375		18,906
May 2020 underwritten public offering warrants
Exercise price of $4.20 expiring May 21, 2025	7,777,876		10,702	7,852,513		10,805
Conversion Unit warrants
Exercise price of $4.00 expiring June 10, 2023	3,686,721		11,426	3,686,721		11,426
Exercise price of $4.00 expiring June 30, 2023	978,907		1,928	978,907		1,928
Broker / Consultant warrants
Exercise price of $3.00 expiring November 3, 2021	43,905		78	43,905		78
Exercise price of $3.00 expiring March 14, 2022	23,571		66	23,571		66
Exercise price of $63.16 expiring June 19, 2023	15		—	15		—
Molson warrants

	April 30, 2021		July 31, 2020
	Number outstanding	Book value	Number outstanding	Book value
Exercise price of $24.00 expiring October 4, 2021	2,875,000	42,386	2,875,000	42,386

	28,391,880	93,429	30,011,142	95,617
Classified as Liability
USD$25m Registered Direct Offering Warrants
Exercise price of USD$9.80 expiring December 31, 2024	1,871,259	7,243	1,871,259	1,917
USD$20m Registered Direct Offering Warrants
Exercise price of USD$9.80 expiring January 22, 2025	1,497,007	5,794	1,497,007	1,533

	3,368,266	13,037	3,368,266	3,450

	31,760,146	106,466	33,379,408	99,067

19. Share-based Compensation

Stock Options

The following table summarizes stock option activity during the nine months ended April 30, 2021 and the year ended July 31, 2020.

	April 30, 2021		July 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Opening balance	7,503,689	$16.30	6,072,243	$23.48
Granted	2,091,172	5.03	2,986,507	6.48
Forfeited	(593,408)	13.03	(1,145,610)	22.20
Expired	(462,550)	27.82	(380,318)	26.64
Exercised	(82,083)	3.70	(29,133)	4.60

Closing balance	8,456,820	$13.23	7,503,689	$16.30

The following table summarizes the stock option grants during the nine months ended April 30, 2021.

		Options granted
Grant date	Exercise price ($)	Executives and directors	Non-executive employees	Total	Vesting terms	Expiry period
October 30, 2020	3.88	349,652	315,358	665,010	Terms A	10 years
December 22, 2020	5.44	380,673	960,100	1,340,773	Terms A	10 years
April 28, 2021	7.54	—	85,389	85,389	Terms A	10 years

Total		730,325	1,360,847	2,091,172

Vesting terms A – One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

The following table summarizes information concerning stock options outstanding as at April 30, 2021.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$2.32–$10.76	4,566,444	8.86	943,941	6.78
$15.56–$26.16	1,664,895	8.00	1,051,887	7.78
$28.52–$34.00	2,220,732	7.65	1,205,879	7.53
$47.36–$66.96	4,749	0.41	4,749	0.41

	8,456,820		3,206,456

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the nine months ended April 30, 2021 and the year ended July 31, 2020.

	April 30, 2021		July 31, 2020
		Value of units on		Value of units on
	Units	grant date	Units	grant date
Opening balance	587,108	$8.41	—	$—
Granted	7,161	3.16	609,636	8.52
Exercised	(25,483)	8.60	—	—
Forfeited	(34,801)	11.76	(22,528)	11.76

Closing balance	533,985	$7.96	587,108	$8.41

The following table summarizes the RSUs granted during the nine months ended April 30, 2021.

		RSUs granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 30, 2020	$3.16	7,161	—	Terms A	10 years

Total		7,161

Vesting terms A – One-third of the units vest on each of the one-year anniversaries for the first three years after the grant date.

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period (See Note 22 for share-based compensation allocation by expense group). In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at grant date by applying the following assumptions:

	April 30, 2021	July 31, 2020
Exercise price (weighted average)	$17.97	$26.04
Market price (weighted average)	$18.16	$26.44
Risk-free interest rate (weighted average)	1.30%	1.79%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	83%	75%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three and nine months ended April 30, 2021, the Company allocated to inventory $444 and $1,284, respectively (April 30, 2020 – $1,358 and $5,088) of share-based compensation applicable to direct and indirect labour in the cultivation and production process..

The cash-settled share-based compensation liability is presented in Other liabilities. The following table summarizes the Company’s equity-settled and cash-settled share- based payments for the nine months ended April 30, 2021 and 2020.

	April 30, 2021	April 30, 2020
	$	$
Stock option share-based compensation	10,337	18,599
RSU share-based compensation	—	—

Total equity-settled share-based compensation	10,337	18,599

RSU share-based compensation	1,850	—

Total cash-settled share-based compensation	1,850	—

20. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	April 30, 2021	July 31, 2020
Stock Options	8,456,820	7,503,690
RSUs	533,985	587,108
2019 June financing warrants	546,135	546,135
USD$25m registered direct offering warrants	1,871,259	1,871,259
USD$20m registered direct offering warrants	1,497,007	1,497,007
2020 April underwritten public offering warrants	12,459,750	14,004,375
2020 May underwritten public offering warrants	7,777,876	7,852,513
Warrants issued under conversion of debentures	4,665,628	4,665,628
Joint venture and Inner Spirit issued warrants	2,875,000	2,875,000
Convertible debenture broker/finder warrants	67,491	67,491

	40,750,951	41,470,206

21. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at April 30, 2021, the Company had no term loans (July 31, 2020 – $29,930) (Note 16).

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for. The Company elected an early conversion option in the year ended July 31, 2020 in which $29,860 of the aggregate principal amount of its 8% unsecured convertible debentures (Note 14) were converted, which partially mitigates the Company’s Price Risk.

There would be no material impact (July 31, 2020 – no material impact) if the fair value of these financial assets were to increase or decrease by 10% as of April 30, 2021. The price risk exposure as at April 30, 2021 and July 31, 2020 is presented in the table below.

	April 30, 2021	July 31, 2020
	$	$
Financial assets	4,402	2,692
Financial liabilities	(13,037)	(3,450)

Total exposure	(8,635)	(758)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at April 30, 2021, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, certain restricted funds and short-term investments are held with four Canadian commercial banks that hold Dun and Bradstreet credit ratings of AA (July 31, 2020 – AA) and $111 is held with a credit union that does not have a publicly available credit rating. Certain restricted funds in the amount of $30,000 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however the utilized custodian is Citibank which holds a credit rating of A+. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the nine months ended April 30, 2021 is $36 (July 31, 2020 - $35).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at April 30, 2021; this amounted to$132,638 (July 31, 2020 – $211,860).

The following table summarizes the Company’s aging of trade receivables as at April 30, 2021 and July 31, 2020:

	April 30, 2021	July 31, 2020
	$	$
0–30 days	14,830	15,253
31–60 days	2,407	2,972
61–90 days	375	412
Over 90 days	1,437	789

Total	19,049	19,426

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three months ended April 30, 2021, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) representing 44%, 26% and 15%, respectively (April 30, 2020 – one crown corporation representing 83%) of total applicable periods gross cannabis sales.

For the nine months ended April 30, 2021, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) representing 50%, 20% and 17%, respectively (April 30, 2020 – one crown corporation representing 75%) of total applicable periods gross cannabis sales.

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 30%, 35% and 14%, respectively, of total trade receivable, respectively as at April 30, 2021 (July 31, 2020 – two crown corps SQDC and OCS representing 47% and 25% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at April 30, 2021, the Company had $81,038 (July 31, 2020 –$184,173) of cash and cash equivalents and $19,049 (July 31, 2020 –$19,426) in trade receivables.

The Company has current liabilities of $69,742 and contractual commitments of $9,472 due before July 31, 2022. The Company’s existing cash and cash equivalents and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months.

The Company’s success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Foreign Currency Risk

On April 30, 2021, the Company holds certain financial assets and liabilities denominated in United States Dollars (“USD”) which consist of cash and cash equivalents, and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at April 30, 2021, approximately $35,614 (USD$29,492) (July 31, 2020 – $42,981 (USD$57,652)) of the Company’s cash and cash equivalents was in USD. A 1% change in the foreign exchange rate would result in a change of $356 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of USD denominated warrants.

22. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

	For the three months ended		For the nine months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
	$	$	$	$
Salaries and benefits	3,448	2,633	13,711	8,657
Professional fees	3,023	1,924	8,523	7,534
Facilities	1,348	1,996	3,822	5,398
Selling, general and administrative	5,940	2,947	9,979	11,284
Consulting	1,019	1,447	2,791	6,044
Travel	44	291	213	1,916

Total	14,822	11,238	39,039	40,833

The following table summarizes the nature of share-based compensation in the period:

	For the three months ended		For the nine months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
	$	$	$	$
General and administrative related share-based compensation	2,502	5,941	10,323	21,543
Marketing and promotion related share-based compensation	213	230	581	694

Total operating expense related share-based compensation	2,715	6,171	10,904	22,237
Share based compensation capitalized to inventory	444	1,357	1,283	5,089

Total share-based compensation	3,159	7,528	12,187	27,326

The following table summarizes the total payroll related wages and benefits by nature in the period:

	For the three months ended		For the nine months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
	$	$	$	$
General and administrative related wages and benefits	3,448	2,633	13,711	8,657
Marketing and promotion related wages and benefits	1,560	1,148	4,064	3,796
Research and development related wages and benefits	433	513	2,247	2,226

Total operating expense related wages and benefits	5,441	4,294	20,022	14,679
Wages and benefits capitalized to inventory	3,465	3,991	11,795	17,317

Total wages and benefits	8,906	8,285	31,817	31,996

23. Other Income and Losses

	For the three months ended		For the nine months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
	$	$	$	$
Interest and financing expenses	(3,296)	(3,279)	(8,368)	(7,312)
Interest income	349	353	1,057	1,239

Finance income (expense), net	(2,947)	(2,926)	(7,311)	(6,073)

Revaluation of financial instruments gain	(383)	4,955	(9,587)	7,966
Share of loss from investment in associate and joint ventures	(2,244)	(1,195)	(5,902)	(4,468)
Loss on convertible debenture receivable	746	(212)	746	(3,253)
Unrealized gain/(loss) on investments	544	(311)	1,204	(8,535)
Realized gain on investments	—	(1,217)	—	(1,444)
Foreign exchange gain/(loss)	(1,514)	2,443	(3,836)	3,017
Other income	1,177	—	4,511	—

Non-operating income (expense), net	(1,674)	4,463	(12,864)	(6,717)

24. Related Party Disclosure

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

	For the three months ended		For the nine months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
	$	$	$	$
Salary and/or consulting fees	764	715	1,846	2,365
Termination benefits	—	427	1,008	427
Bonus compensation	210	—	620	42
Stock-based compensation	1,454	4,302	5,709	13,894

Total	2,428	5,444	9,183	16,728

Related Parties and Transactions

Belleville Complex Inc.

The Company holds a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. The Company will be the anchor tenant for a 15-year, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 8). Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at April 30, 2021 is $479 (July 31, 2020 - $nil).

The Company leases a space in Belleville from a related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. Under this lease arrangement, the Company incurred $1,261 and $3,427 in lease and operating expenses during the three and nine months ended April 30, 2021, respectively (April 30, 2020 - $1,236 and $5,510). This lease liability is recognized on the Company’s balance sheet under IFRS 16 (Note 15).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 9).

The Company subleases section of its Belleville lease to Truss LP this sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 5). The Company recognizes a recovery on its partnership with Truss LP in Other receivables and Other income.

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produces and packages cannabis infused beverages in the CIB Facility (located at the Belleville Facility) and in the Gatineau Facility, an markets and sells beverages for the legal adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws, all for its own account and as a stand-alone division of HEXO. Truss LP applied to be a licensed producer of Cannabis during the period, but until the time where Truss LP obtains all regulatory approval required under the Cannabis Act (Canada), the TSSA will remain in place. Under the TSSA, Truss LP will be an exclusive supplier to the Company of all property and all services required to carry on the business, other than specific services which are required to be provided by HEXO. As a result of this arrangement, there is a receivable from Truss of $1,908 at April 30, 2021 (July 31, 2020 – $3,405). During the three and nine months ended April 30, 2021, the Company purchased $782 and $5,955 (April 30, 2020 – $nil and $nil) of raw materials from Truss LP under the arrangement and received $1,045 (April 30, 2020 – $nil) of Income.

25. Capital Management

The Company’s objectives when managing capital are to (1) safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and (2) maintain an optimal capital structure to reduce the cost of capital.

Management defines capital as the Company’s shareholders’ equity and interest-bearing debt. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements, with the exception of covenants related to the Company’s Term Loan as set out in Note 16.

As at April 30, 2021, total managed capital was $527,125 (July 31, 2020 – $556,676).

26. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

July 31, 2022	$9,472
July 31, 2023	5,050
July 31, 2024	3,677
July 31, 2025	3,531
July 31, 2026	2,429
Thereafter	19,274

$43,433

See Note 15 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

LETTERS OF CREDIT

On August 21, 2019, the Company entered into a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. The letter of credit has not been drawn upon as at April 30, 2021. As at April 30, 2021, the $200 letter of credit is secured by cash held in collateral (Note 4).

On August 1, 2020, the Company reissued a pre-existing letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an autorenewal feature. On January 1, 2021, the letter of credit was reduced to $2,352 by way of amendment. The letter of credit has not been drawn upon as at April 30, 2021. The letter of credit is secured by cash held in collateral (Note 4).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

As of April 30, 2021, the Company is named as a defendant in securities class actions that have been filed in the superior court of the province of Quebec and in the Supreme Court of the State of New York. One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company, are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for Q4 2019 and fiscal 2020, its inventory, “channel stuffing” and the Company’s supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions. In November 2020, the Superior Court of Justice of Ontario ordered the discontinuance of two putative securities class actions commenced in Ontario relating to the same matters on a without costs basis. On March 9, 2021, the United States District Court for the Southern District of New York dismissed the U.S. federal securities class action pending against the company relating to the same matters on a without costs basis, with the dismissal not having been appealed from.

As of April 30, 2021, the Company was named as a defendant in a proposed consumer protection class action filed on June 18, 2020 in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

ONEROUS CONTRACT

During the year ended July 31, 2020, the Company recognized a $4,763 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings as disclosed above. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss has been included in Other gains and losses. The onerous contract liability remains as at April 30, 2021.

27. Fair Value of Financial Instruments

The carrying values of the financial instruments as at April 30, 2021 are summarized in the following table:

	Amortized
	cost	FVTPL	Total
Assets	$	$	$
Cash and cash equivalents	81,038	—	81,038
Restricted funds	32,551	—	32,551
Trade receivables	19,049	—	19,049
Convertible debenture receivable	—	20,246	20,246
Commodity taxes recoverable and other receivables	10,202	—	10,202
Lease receivable – long term	3,795	—	3,795
Long – term investments	—	4,402	4,402

Liabilities	$	$	$
Accounts payable and accrued liabilities	42,968	—	42,968
Warrant liability	—	13,037	13,037
Lease liability – current	4,659	—	4,659
Lease liability – long term	22,566	—	22,566
Convertible debentures	31,951	—	31,951
Term loan – current	—	—	—
Other long-term liabilities(1)	—	1,805	1,805

[1]	Financial liability designated as FVTPL.

The carrying values of the financial instruments as at July 31, 2020 are summarized in the following table:

	Amortized
	cost	FVTPL	Total
Assets	$	$	$
Cash and cash equivalents	184,173	—	184,173
Restricted funds	8,261	—	8,261
Trade receivables	19,426	—	19,426
Commodity taxes recoverable and other receivables	16,773	—	16,773
Lease receivable – long term	3,865	—	3,865
Long – term investments	—	3,209	3,209

Liabilities	$	$	$
Accounts payable and accrued liabilities	32,451	—	32,451
Warrant liability	—	3,450	3,450
Lease liability – current	4,772	—	4,772
Lease liability – long term	24,344	—	24,344
Convertible debentures	28,969	—	28,969
Term loan – current	29,930	—	29,930
Other long-term liabilities(1)	—	393	393

[1]	Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, restricted funds, short term investments, trade and other receivables, lease receivables, accounts payable and accrued liabilities, lease liabilities and term loan approximate their fair values due to their relatively short periods to maturity.

28. Non-Controlling Interest

The following table summarizes the information relating to the Company’s non-controlling interests, before intercompany eliminations.

	April 30, 2021	July 31, 2020
Current assets	$—	$—
Non-current assets	8,448	7,455
Current liabilities	—	—
Non-current liabilities	—	—

Non-controlling interest (%)	40%	40%

Non-controlling interest	$3,379	$3,379

The Company holds a 60% interest in Keystone Isolation Technology Inc. (“KIT”) which is intended to principally operate out of Belleville Facility, and the remaining 40% represents the non-controlling interest held by Chroma Global Technologies Ltd (the “Partner”). Under the terms of the shareholder agreement, the Company has contributed cash of $4,699 (USD$3,100). The non-controlling interest value of $3,750 represents the value of the Partners contribution in kind for their respective equity interest in the entity. During the three months ended October 31, 2020, the Partner contributed capital equipment in-kind of $371 as required under the terms of the shareholders agreement. There remains approximately $325 of an in-kind commissioning contribution to satisfy the acquisition terms of the shareholders agreement. KIT had no revenues or expenses during the nine months ended April 30, 2021 and the year ended July 31, 2020.

29. Revenue from Sale of Goods

The Company disaggregated its revenues from the sale of goods between sales of cannabis beverages (“Cannabis beverage sales”) and dried flower, vapes, and other cannabis products (“Cannabis sales excluding beverages”). The Company’s cannabis beverage sales are derived from the Cannabis Infused Beverage (“CIB”) line, which was established in order to manufacture, produce and sell cannabis beverage products. CIB operates under the Company’s cannabis licensing and in compliance with Health Canada and the Cannabis Act’s regulations. The Company has assessed the beverage revenue stream to be realized by the Company and presented on a gross basis as defined under IFRS 15. The Company will continue to operate CIB until Truss has obtained its independent licensing to manufacture and sell cannabis products, at which point these operations will shift to Truss.

For the three months ended	April 30, 2021			April 30, 2020
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	29,273	3,330	32,603	29,316	465	29,781
Medical	430	—	430	774	—	774
Wholesale	49	—	49	340	—	340
International	—	—	—	—	—	—

Total revenue from sale of goods	29,752	3,330	33,082	30,430	—	30,895

For the nine months ended	April 30, 2021			April 30, 2020
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	104,587	10,280	114,867	70,549	465	71,014
Medical	1,508	—	1,508	2,655	—	2,655
Wholesale	559	—	559	340	—	340
International	3,125	—	3,125	—	—	—

Total revenue from sale of goods	109,779	10,280	120,059	73,544	—	74,009

Total revenue from the sale of goods is presented net of provisions for sales returns and price concessions. During the three and nine months ended April 30, 2021 the Company incurred $936 and $2,474 (April 30, 2020—$1,950 and $5,370) of net sales provisions and price concessions, respectively.

30. Segmented Information

The Company operates under one material operating segment. All property, plant and equipment and intangible assets are located in Canada.

31. Operating Cash Flow

The following items comprise the Company’s operating cash flow activity for the periods herein.

For the nine months ended	April 30, 2021	April 30, 2020
	$	$
Items not affecting cash
Income tax recovery	—	(6,023)
Depreciation of property, plant and equipment	4,369	4,890
Depreciation of property, plant and equipment in cost of sales	1,502	2,313
Amortization of intangible assets	1,043	3,690
Loss/(gain) on convertible debentures	(746)	3,253
Unrealized gain on changes in fair value of biological assets	(35,616)	(21,378)
Unrealized fair value adjustment on investments	(1,204)	8,535
Amortization of deferred financing costs	793	—
Accrued interest income	4,890	6,850
Accretion of convertible debenture	2,956	—
Gain/(Loss) on investment	—	1,444
License depreciation and prepaid royalty expenses	118	301
Write-off of inventory and biological assets	1,001	2,838
Write (up)/down of inventory to net realizable value	—	39,311
Realized fair value amounts on inventory sold	17,619	21,362

For the nine months ended	April 30, 2021	April 30, 2020
Loss from investment in associate and joint ventures	5,902	4,468
Share-based compensation	12,000	22,237
Revaluation of financial instruments (gain)/loss	9,587	(7,966)
Impairment losses	(662)	251,070
Loss on onerous contract	—	3,000
Loss on long lived assets and disposal of property, plant and equipment	1,339	3,734
Gain on exit of lease	(789)	—

Total items not affecting cash	24,102	343,929

Changes in non-cash operating working capital items
Trade receivables	347	2,873
Commodity taxes recoverable and other receivables	5,648	(1,479)
Prepaid expenses	(1,851)	5,170
Inventory	(36,768)	(87,243)
Biological assets	33,965	22,168
Accounts payable and accrued liabilities	6,269	(1,866)
Excise taxes payable	(2,806)	727

Total non-cash operating working capital	4,804	(59,650)

Additional supplementary cash flow information is as follows:

For the	nine months ended April 30, 2021	year ended July 31, 2020
	$	$
Property, plant and equipment in accounts payable	4,150	19,751
Right-of-use asset additions	—	24,405
Capitalized borrowing costs	1,269	2,385
Interest paid	2,409	2,527

32. Comparative Information

The Company has reclassified Impairment loss on inventory within Cost of goods sold, to conform with the current presentation. The amount is disclosed in Note 6. The Company has reclassified purchased extracts inventory from extracts to conform with the current presentation, the amount is disclosed in Note 6.

33. Income Taxes

The Company’s effective income tax rate was nil% for the nine months ended April 30, 2021 (April 30, 2020 – 1.57%). The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets.

34. Subsequent Events

Acquisition of Zenabis Global Inc.

On February 15, 2021, the Company entered into a definitive arrangement agreement with Zenabis Global Inc.(or “Zenabis”) under which the Company sought to acquire all of Zenabis’ issued and outstanding common shares through an all-share transaction. A special meeting of the Zenabis shareholders took place May 13, 2021 where the transaction was approved by way of special resolution. The acquisition was finalized on June 1, 2021 by way of a plan of arrangement.

On June 1, 2021, all of the Zenabis issued and outstanding common shares were acquired and converted to 17,579,336 HEXO shares at the prescription exchange ratio of 0.01772 entitling each former Zenabis shareholder 0.01772 of a HEXO common share in exchange for each Zenabis common share held. The estimated value of the acquired shares is $151,358.

The transaction is expected to be treated as business acquisition under IFRS 3, accounted for using the acquisition method.

At-the-Market Offering up to $150 Million

On May 11, 2021 Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to $150,000 (or its U.S. dollar equivalent) of common shares in the capital of the Company (the “Common Shares”) from treasury to the public, from time to time, at the Company’s discretion.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement; (ii) capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility; (iii) potential future acquisitions; (iv) working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company’s proposed acquisition of Zenabis; and (v) repayment of additional debts owed by Zenabis.

The Company has raised approximately $16,897 and USD$24,852 through the issuance of 2,298,901 and 4,075,025 common shares, respectively.

Definitive Arrangement to Acquire 48North Cannabis Corp. (“48North”)

On May 17 the Company entered into a definitive arrangement agreement (the “48North Arrangement Agreement”), subject to 48North’s shareholder approval, under which the Company intends to acquire, by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), all of 48North’s issued and outstanding common shares in an all-share transaction valued at approximately $50,000 as at May 17, 2021 (the “ 48North Transaction”). Under the terms of the 48North Arrangement Agreement, 48North’s shareholders are expected to receive 0.02366 of a HEXO common share in exchange for each 48North common share held (the “48North Exchange Ratio”).

The 48North Transaction was unanimously approved by the board of directors of each of the Company and 48North (in the case of 48Norths board of directors, after receiving the unanimous recommendation of a special committee formed for purposes of the 48North Transaction). The 48North Transaction will require approval by at least 66 2/3% of the votes cast by the shareholders of 48North present at a special meeting of 48Norths shareholders at a pending future date.

The 48North Transaction also contemplates HEXO providing 48North with a $5,000 subordinated secured bridge loan with a 6-month term within 30 days following signing of the Arrangement Agreement to fund 48North’s short term working capital requirements.

The 48North Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of 48North to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for 48North. The 48North Arrangement Agreement also provides for a termination fee of $2,000 payable by 48North to HEXO if the 48North Transaction is terminated in certain specified circumstances, as well as reciprocal expense reimbursement provisions if the 48North Transaction is terminated by either party in certain other specified circumstances.

The 48North Transaction is expected to be treated as business acquisition under IFRS 3, accounted for using the acquisition method.

Offering of USD$360m Senior Secured Convertible Notes

On May 27, 2021, the Company closed an offering of USD$360 million aggregate principal amount of senior secured convertible notes (the “Notes”) directly to an institutional purchaser and certain of its affiliates or related funds (collectively, the “Purchaser”).

The Notes were sold at a purchase price of USD $327.6 million or approximately 91.0% of their principal amount. The Notes mature on May 1, 2023. Subject to certain limitations, the Notes will be convertible into freely tradeable common shares of the Company at the option of the Purchaser and, subject to conditions and limitations, at the option of the Company. If not previously converted, all principal repayments of the Notes will be made at a price equal to 110% of the principal amount of the Notes being repaid. The Notes do not bear interest except upon the occurrence of an event of default. The Notes will be issued in registered form, without coupons, under a trust indenture dated May 27, 2021.

Upon closing of the offering, 70% of the net proceeds have been placed into escrow with a third party. The escrowed funds may be released upon the satisfaction of certain conditions related to the proposed Redecan Definitive Arrangement (below). If the release conditions are satisfied prior to December 1, 2021 the escrowed funds and the interest earned thereon will be released to HEXO and will be used for purposes of completing the Redecan acquisition.

The Company expects to use substantially all of the net proceeds from the Offering to fund the acquisition of Redecan.

Definitive Arrangement to Acquire Redecan

On May 28, 2021 the Company entered into a definitive share purchase agreement (the “Share Purchase Agreement”) to acquire all of the outstanding shares of the entities that carry on the business of Redecan, Canada’s largest privately-owned licensed producer, for a purchase price of $925 million payable in a combination of cash and through the issuance of common shares of HEXO and subject to certain customary adjustments (the “Redecan Transaction”).

Under the terms of the Share Purchase Agreement, the $925 million purchase price will be paid to the Redecan shareholders as $400 million of consideration due on closing paid in cash and $525 million of consideration due on closing paid through the issuance of HEXO common shares at an implied price per share of $7.53.

Under TSX rules, the Redecan Transaction requires a simple majority approval of HEXO’s shareholders. HEXO expects to convene a meeting of shareholders to be held in August 2021 for the purpose of submitting the Redecan Transaction to shareholders for approval. The Redecan Transaction has been unanimously approved by HEXO’s board of directors.

The Redecan Transaction is expected to be treated as business acquisition under IFRS 3, accounted for using the acquisition method.